UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-12259
Historic TW Inc.
(Exact name of registrant as specified in its charter)
One Time Warner Center
New York, NY 10019-8016
(212) 484-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
6.88% Debentures due 2018
6.63% Debentures due 2029
9.13% Debentures due 2013
8.05% Debentures due 2016
7.25% Debentures due 2017
9.15% Debentures due 2023
7.57% Debentures due 2024
6.85% Debentures due 2026
6.95% Debentures due 2028
8.30% Discount Debentures due 2036
Guarantee of 6.88% Notes due 2012 of Time Warner Inc.
Guarantee of 7.63% Debentures due 2031 of Time Warner Inc.
Guarantee of 7.70% Debentures due 2032 of Time Warner Inc.
Guarantee of 8.38% Senior Notes due 2013 of Turner Broadcasting System, Inc.
(Title of each class of securities covered by this Form)
Guarantee of 4.875% Notes due 2020 of Time Warner Inc.
Guarantee of 6.20% Debentures due 2040 of Time Warner Inc.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: Less than 300

     Pursuant to the requirements of the Securities Exchange Act of 1934, Historic TW Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 3, 2010	Historic TW Inc.

	By:	/s/ Brenda C. Karickhoff
		Name:	Brenda C. Karickhoff
		Title:	Senior Vice President